Exhibit 99.1

November 8, 2021

MEDIROM Healthcare Technologies Inc. Reports

Financial Results for the Six Month Ending June 30, 2021 and Provides Corporate Update

New York – November 8, 2021 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM, “MEDIROM”), a leading holistic health services provider in Japan, today announced its interim financial results for the six month ended June 30, 2021. Provided below is a discussion and analysis of MEDIROM’s financial condition and results of operations, along with MEDIROM’s unaudited consolidated financial results for the six month ended June 30, 2021.

About MEDIROM Healthcare Technologies Inc.

MEDIROM operates 316 (as of September 30, 2021) relaxation salons across Japan, Re.Ra.KuⓇ, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health-tech business, and launched new healthcare programs using on-demand training app called "LavⓇ", which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker "MOTHER TrackerⓇ". MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since formation of the company.

URL ： https://medirom.co.jp/en

Contacts:

Investor Relations Team

ir@medirom.co.jp

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENT	1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	2
Overview	2
Key Financial Definitions and Non-U.S. GAAP Measures	3
Half-year Progress of Key Performance Indicators	4
Factors Impacting our Operating Results	6
Assessment of Impact of the COVID-19 to the Company’s Business Operations, Liquidity, and Capital Resources	6
Operating Results	7
Liquidity and Capital Resources	10
Critical Accounting Estimate	11
RISK FACTORS	11
INTERIM FINANCIAL STATEMENTS	F-1
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)	F-2
CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)	F-3
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)	F-4
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)	F-5
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-7

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this interm report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this interim report under the headings “Risk Factors”, “Operating and Financial Review and Prospects” and “Business Overview”, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this interim report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this interim report include:

•	our ability to attract and retain customers;

•	our ability to successfully enter new markets and manage our business expansion;

•	our ability to develop or acquire new products and services, improve our existing products and services and increase the value of our products and services in a timely and cost-effective manner;

•	our ability to compete in the relaxation salon market;

•	our expectations regarding our customer growth rate and the usage of our services;

•	our ability to increase our revenues and our revenue growth rate;

•	our ability to timely and effectively scale and adapt our existing technology and network infrastructure;

•	our ability to successfully acquire and integrate companies and assets;

•	our ability to respond to national disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19;

•	our future business development, results of operations and financial condition; and

•	the regulatory environment in which we operate.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this interim report. The forward-looking statements contained in this interim report are not guarantees of future performance and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this interim report, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this interim report speaks only as of the date of this interim report. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this interim report, whether as a result of new information, future events or otherwise, after the date of this interim report.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and related notes thereto, included elsewhere in this interim report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this interim report, particularly in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

As used this interim report, the terms “the Company”, “Medirom”, “we”, “our” or “us” may, depending upon the context, refer solely to the Company, to one or more of the Company’s consolidated subsidiaries or to all of them taken as a whole.

Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or“¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this interim report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥111.050 = US$1.00, which was the foreign exchange rate on June 30, 2021 as reported by the Board of Governors of the Federal Reserve System (which we refer to as the “U.S. Federal Reserve”) in weekly release. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

Overview

We are one of the leading holistic health services providers in Japan. Medirom is a franchiser and operator of healthcare salons across Japan and is a preferred platform partner for large consumer brands, healthcare service providers, and government entities to affect positive health outcomes. Through our well-known retail salon brands, including primarily Re.Ra.Ku®, nascent tech platforms, and targeted health consulting and marketing, we have formed a "healthtech" segment.

Our Company was originally incorporated in Japan in 2000. In 2018, we established three wholly-owned subsidiaries, Bell Epoc Wellness Inc., JOYHANDS WELLNESS Inc., and Medirom Human Resources Inc., and acquired our fourth wholly-owned subsidiary, Decollte Wellness Corporation. In December 2020, the Company listed its ADSs representing its common shares on The Nasdaq Capital Market. In May 2021, we acquired our fifth wholly-owned subsidiary, SAWAN Co. Ltd. We are a joint-stock corporation incorporated in Japan under the Companies Act.

The Company’s principal operating subsidiaries as of June 30, 2021 are as follows:

	Jurisdiction	Percentage Interest Held
Bell Epoc Wellness Inc.	Japan	100%
Decollte Wellness Corporation	Japan	100%
JOYHANDS WELLNESS Inc.	Japan	100%
Medirom Human Resources Inc.	Japan	100%
SAWAN CO. LTD.	Japan	100%

Our principal business is to own, develop, operate, manage, and support relaxation salons through the franchising and through direct ownership of such salons throughout Japan. We seek to be the leading provider of relaxation and bodywork services in the markets we serve and to become the most recognized brand in our industry through the steady and focused expansion of relaxation salons in key markets throughout Japan and potentially abroad.

We operate two synergistic lines of businesses: (1) Relaxation Salon Segment (retail); and (2) Digital Preventative Healthcare Segment (healthtech). By combining brand strength and core retail competencies, including a broad physical footprint in population dense areas across the country, with proprietary technologies and partnerships, our business provides unique, value-added healthcare services to our customers with scale, customization, and cross-network effects that we believe few other companies in the industry can emulate.

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As of June 30, 2021, the Relaxation Salon Segment has 313 locations across Japan, located within the country’s major cities. The Relaxation Salon Segment is our core business and accounted for ¥2,111 million (US$19.0 million), or 99.2% of our total revenue for the first half of 2021, and ¥1,345 million (US$12.1 million), or 99.1% of our total revenue for the same period of 2020.

The Digital Preventative Healthcare Segment is a growing business line and accounted for roughly 1% of our total revenue for first half of 2020 and 2021. The Digital Preventative Healthcare Segment mainly consists of the following operations: government-sponsored Specific Health Guidance program, utilizing our internally-developed on-demand health monitoring smartphone application, Lav®; our MOTHER Tracker® under development for fitness applications.

Our current strategy is to grow our business through development of additional franchises, and to continue to expand the number of our directly-operated salons in a deliberate and measured manner. In addition, we will seek to acquire existing franchised salons that meet our criteria for demographics, site attractiveness, proximity to other salons, and other suitability factors.

Key Financial Definitions and Non-U.S. GAAP Measures

Revenue.  Revenue consists of the following items: revenue from directly-operated salons, franchise revenue, and other revenues.

Cost of Revenue.  The total cost of delivering services to customers consists of the following items: cost of goods sold, subcontract expenses, cost of franchise royalty and affiliation revenue, salon operating cost, salaries for therapists, legal and welfare expenses, provision for paid annual leave, travelling expenses, salon rent, depreciation and amortization, gain/loss from asset retirement obligation, interest expenses for asset retirement obligation, business consignment expenses, and others.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses, or SG&A, includes the costs to sell and deliver services and the costs to manage the company as follows: directors’ compensations, salaries and allowances, bonuses, legal welfare expenses, provision for paid annual leave, recruiting expenses, travel expenses, advertising expenses, rent, taxes and duties, commission fees, compensations, depreciation and amortization, provision for doubtful accounts, stock-based compensation and others.

Financial Expense and Income.  We define financial expense and income as dividend income plus interest income less interest expense and use it to measure net financial burden of our borrowings.

Adjusted EBITDA.  We define Adjusted EBITDA as net income (loss), adjusted to exclude: (i) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) other, net, (v) income tax expense, (vi) equity in earnings (loss) of investment, (vii) depreciation and amortization, (viii) losses on sales of directly-operated salons to franchises, (ix) losses on disposal of property and equipment, and other intangible assets, (x) impairment loss on long-lived assets, and (xi) stock-based compensation expense. Management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or other measurements under GAAP. Adjusted EBITDA is not calculated identically by all companies and, therefore, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

We use Adjusted EBITDA to enhance our understanding of our operating performance, which represents our views concerning our performance in the ordinary, ongoing and customary course of our operations. We historically have found it helpful, and believe that investors have found it helpful, to consider an operating measure that excludes certain expenses relating to transactions not reflective of our core operations. Stock-based compensation expense represents non-cash charges related to equity awards granted by the Company. Prior to 2021, there was no stock-based compensation expense. Management believes the measurement of these amounts can vary considerably from period to period and depend substantially on factors that are not a direct consequence of operating performance that is within management’s control. Thus, management believes that excluding these charges facilitates comparisons of the Company’s operational performance in different periods, as well as with similarly determined non-GAAP financial measures of comparable companies.

The information about our operating performance provided by this financial measure is used by our management for a variety of purposes. We regularly communicate Adjusted EBITDA results to our board of directors and we discuss with the board our interpretation of such results. We also compare our Adjusted EBITDA performance against internal targets as a key factor in evaluating our periodic operating performance at each salon level, segment level, and consolidated level, largely because we believe that this measure is indicative of how the fundamental business is performing and is being managed.

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Adjusted EBITDA Margin.  Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

CAPEX.  Capital expenditure, or CAPEX, is the sum of investment amounts on tangible fixed assets and intangible assets during the period. These investment activities consist of acquisitions of property and equipment, acquisitions of businesses, and cost additions to internal use software. CAPEX—paid-out cash basis is the cash amount actually paid during the period to the CAPEX investments defined above, while CAPEX—paid-out cash plus future payment obligation basis is the sum of CAPEX—paid-out cash basis and the unpaid but obliged to pay amounts in the future to the same capital investments which remain on our consolidated balance sheet as accounts payable or accrued expenses.

Progress of Key Performance Indicators

In assessing the performance of our business, we consider several key performance indicators used by management. We receive monthly performance reports from our system and our salons which include key performance indicators per salon including sales, number of customers, number of newly-acquired customers, number of repeat customers, sales per customer, and operation ratio. We believe these indicators provide us with useful data with which to measure our performance and to measure the performance of our own and our franchisees’ salons.

These key indicators include:

•	Number of Salons. Directly-operated salons, and franchisees’ salons.

•	Total Customers Served. The actual number of served customers, excluding JOYHANDS WELLNESS, SAWAN, and a few other salons in which our point-of-sale system were not installed and so comparative financial and customer data is not available.

•	Sales Per Customer. The ratio of total salon sales to number of treated customers at salons (other than JOYHANDS WELLNESS, SAWAN, and a few other salons in which our point-of-sale system were not installed and so comparative financial and customer data is not available).

•	Repeat Ratio. The ratio of repeat customer visits to total customer visits in the applicable month for all salons for which comparable financial and customer data is available.

•	Operation Ratio. The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month for all salons for which comparable financial and customer data is available.

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The following table sets forth the above key performance indicators or KPIs from January 2020 to September 2021. We disclose the KPIs monthly.

	Number	Total
	of	Customers	Sales Per	Repeat	Operation
	Salons	Served	Customer	Ratio	Ratio
Jan-20	286	64,914	JPY 6,164	81.8%	46.7%
Feb-20	286	61,307	JPY 6,235	83.3%	45.5%
Mar-20	288	52,612	JPY 6,313	85.0%	38.9%
Apr-20	290	13,381	JPY 6,209	88.0%	19.7%
May-20	289	19,451	JPY 6,244	84.5%	29.0%
Jun-20	289	51,686	JPY 6,234	81.2%	40.8%
Jul-20	288	60,964	JPY 6,276	80.6%	43.3%
Aug-20	284	66,464	JPY 6,351	80.4%	47.5%
Sep-20	284	64,809	JPY 6,245	80.2%	48.1%
Oct-20	291	65,820	JPY 6,269	80.3%	47.0%
Nov-20	291	63,993	JPY 6,312	80.7%	47.6%
Dec-20	290	64,649	JPY 6,486	82.6%	48.2%
Jan-21	302	56,557	JPY 6,443	84.0%	44.6%
Feb-21	302	56,370	JPY 6,443	83.0%	47.6%
Mar-21	303	62,441	JPY6,352	81.9%	47.0%
Apr-21	301	63,682	JPY 6,250	81.4%	46.3%
May-21	313	66,604	JPY 6,370	80.6%	48.7%
Jun-21	313	68,069	JPY 6,350	81.2%	48.6%
Jul-21	314	70,912	JPY 6,498	81.0%	48.1%
Aug-21	315	66,323	JPY 6,592	81.3%	46.5%
Sep-21	316	65,130	JPY 6,428	82.0%	46.7%

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Factors Impacting our Operating Results

We expect that our results of operations will be affected by a number of factors and will primarily depend on the global economy, issues related to the COVID-19 pandemic in Japan and elsewhere, general market conditions, customer preference, and the competitive environment.

Our revenues, operating results and financial performance are impacted by a multitude of factors, including, but not limited to:

Business Environment.  According to the 2019 Yano Report, the relaxation market continues to see industry consolidation and notable category entrants from low-price, high turnover service providers, athletic and personal training services, and body stretching. We anticipate that market share will be further transferred to the category leaders in the industry, as smaller, private operators sell their businesses for retirement and/or market competition reasons. We believe that we stand to benefit from these industry trends.

Our Achievements.  To date, we have not engaged in price competition, which we believe will damage the reputation of our industry in the long run. The increase in revenue per customer is due to providing quality services. The year over year comparison between June 2020 and June 2021 shows that our average revenue per customer had grown by 1.9%, from JPY6,234 (US$56.14) to JPY6,350 (US$57.18). Our repeat ratio in June 2021 was 81.2%, unchanged from the same month last year. As a result of our organic development and further consolidation through acquisitions, the number of salons in our group increased to 313 as of June 30, 2021 from 289 in the same month of 2020. Total Customers Served also improved to 68,069 in June 2021 from 51,686 in June 2020.

New Business.  In our Digital Preventative Healthcare Segment, we have been involved in the Specific Health Guidance Program, promoted by the Ministry of Health, Labor and Welfare of Japan, and have developed what we believe will be the only self-charging wearable activity device called MOTHER Tracker®, which is expected to be launched in the first half of 2022.

Assessment of Impact of the COVID-19 to the Company’s Business Operations

The global outbreak of COVID-19 has continued impacting Japan over first half of 2021. During the period, the Japanese government issued two series of Declaration of Emergency, whereby the Japanese government requested the closing of non-essential activities and businesses across the country as a preemptive safeguard against the COVID-19 pandemic. This adversely impacted businesses across the nation, particularly in the retail segment in which we operate.

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During the period, the COVID-19 pandemic and the Government-driven or voluntary closure of workplaces and public spaces, the reluctance or inability to commute on public transportation, shop, or enjoy outdoor leisure activities has affected our business operations and liquidity position.

Closure of Operations or Shortened Operations at Our Salons

During first half of 2021, we estimate approximately one-fourth of the salons on average had voluntarily shortened operating hours by 2 hours per day, and approximately 5% of the outlets on average were closed due to Declaration of Emergency and local governments’ request.

Although the declarations have been adversely affecting our business, we are managing our operations by relocating therapists from closed or shortened salons to those lacking enough therapists, or issuing furlough to those who cannot be relocated to other open salons and applying for governmental subsidies.

Fluctuation in Number of Served Customers and Sales Per Customer during the COVID-19 Pandemic

After the first Declaration of Emergency had been lifted on May 25, 2020, the number of our served customers recovered gradually. From January 8 to March 21, the government issued the second Declaration of Emergency. Tokyo, Kanagawa, Saitama, and Chiba prefectures, where the majority of our salons are located, were fully included within the scope of the second declaration during the second declaration. While this adversely affected our business, the negative impact on our number of customers served was much smaller than the those during the first declaration. The number of customers served had dropped to the higher range of fifty-thousand customers in January and Feburary 2021, but has recovered to the level of more than sixty thousand customers in March 2021.

The third Declaration of Emergency was issued from April 25 and the scope was expanded to finally ten prefectures including Tokyo, which was finally released from the declaration on June 20. Even with the third declaration, the numbers of customers served has not been adversely affected.

Operating Results

Comparison of the Results for the Six Months Ended June 30, 2021 and June 30, 2020

(in thousands, except change % data and Adjusted EBITDA margin)	Six months ended June 30,			Change (2021 vs 2020)
Consolidated Statement of Income Information:	2021($)	2021(¥)	2020(¥)	$	¥	%
Revenues:
Relaxation Salons	$19,006	¥2,110,561	¥1,344,503	$6,898	¥766,058	57.0%
Digital Preventative Healthcare	152	16,918	11,774	47	5,144	43.7%
Total revenue	19,158	2,127,479	1,356,277	6,945	771,202	56.9%
Cost of revenues and operating expenses:
Cost of revenues	15,929	1,768,907	1,269,220	4,500	499,687	39.4%
Selling, general and administrative expenses	7,571	840,760	521,364	2,876	319,396	61.3%
Total cost of revenues and operating expenses	23,500	2,609,667	1,790,584	7,376	819,083	45.7%
Operating loss	(4,342)	(482,188)	(434,307)	(431)	(47,881)	11.0%
Other income (expenses):
Dividend income	—	2	2	—	—	—%
Interest income	4	506	674	(2)	(168)	(24.9)%
Interest expense	(60)	(6,683)	(6,076)	(5)	(607)	10.0%
Gain from bargain purchases	9	1,014	1,624	(6)	(610)	(37.6)%
Other, net	187	20,798	14,142	60	6,656	47.1%
Total other income (expenses)	140	15,637	10,366	47	5,271	50.8%
Income tax (benefit) expense	497	55,219	19,030	326	36,189	190.2%
Net loss	$(4,699)	¥(521,770)	¥(442,971)	$(710)	¥(78,799)	17.8%
Adjusted EBITDA(1)	$(2,626)	¥(291,601)	¥(374,224)	$744	¥82,574	(22.1)%
Adjusted EBITDA margin(2)	(13.7)%	(13.7)%	(27.6)%	—	—	13.9	pt.

(1)	For a reconciliation of Adjusted EBITDA to net income (loss), the most comparable U.S. GAAP measure, see the following table.

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Reconsiliation of non-GAAP measures:	Six months ended June 30,
(in thousands, except Adjusted EBITDA margin	2021($)	2021(¥)	2020(¥)
Net loss	$(4,699)	¥(521,770)	¥(442,971)

Dividend income and interest income	(4)	(508)	(676)
Interest expense	60	6,683	6,076
Gain from bargain purchases	(9)	(1,014)	(1,624)
Other, net	(187)	(20,798)	(14,142)
Income tax expense	497	55,219	19,030

Operating loss	(4,342)	(482,188)	(434,307)

Depreciation and amortization	357	39,631	33,105
Losses on sales of directly-operated salons to franchises	—	49	65
Losses on disposal of property and equipment, net and other intangible assets, net	18	1,967	26,913
Stock compensation expense*	1,341	148,940	—
Adjusted EBITDA	$(2,626)	¥(291,601)	¥(374,224)
Adjusted EBITDA margin	(13.7)%	(13.7)%	(27.6)%

*The company recognized no stock compensation expense in the six months ended June 30, 2020.

(2)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

The following table shows the key performance indicators on a monthly-basis over the comparative periods as supplemental information to the comparative results of operation.

	2020					2021
		Total					Total
	Number of	Customers	Sales Per	Repeat	Operation	Number of	Customers	Sales Per	Repeat	Operation
	Salons	Served	Customer	Ratio	Ratio	Salons	Served	Customer	Ratio	Ratio
January	286	64,914	JPY 6,164	81.8%	46.7%	302	56,557	JPY 6,443	84.0%	44.6%
February	286	61,307	JPY 6,235	83.3%	45.5%	302	56,370	JPY 6,443	83.0%	47.6%
March	288	52,612	JPY 6,313	85.0%	38.9%	303	62,441	JPY6,352	81.9%	47.0%
April	290	13,381	JPY 6,209	88.0%	19.7%	301	63,682	JPY 6,250	81.4%	46.3%
May	289	19,451	JPY 6,244	84.5%	29.0%	313	66,604	JPY 6,370	80.6%	48.7%
June	289	51,686	JPY 6,234	81.2%	40.8%	313	68,069	JPY 6,350	81.2%	48.6%

The number of our salons increased by 24 stores to 313 as of June 30, 2021 from 289 stores as of June 30, 2020. The increase in the number of salons is primarily attributed to the acquisition of Ruam Ruam brand by acquisition of SAWAN in May 2021.

The sales per customer increased by 1.9%, from JPY6,234 (US$56.14) in June 2020 to JPY6,350 (US$57.18) in June 2021.

Our repeat ratio in June 2021 was 81.2%, unchanged from the same month last year. This is attributed to the stable demand from our existing customers during the COVID-19 pandemic.

Operation ratio improved by 7.8 percentage points to 48.6% in June 2021 from 40.8% in the same month of 2020. We believe that the improvement is a result from the COVID-19 recovery.

Total customers served also recovered by 41.7% to 373,273 in the first half of 2021 from 263,351 in the same period in 2020.

Revenues

Revenues derived from our Relaxation Salon Segment were JPY1,344,503 thousand (US$12,107 thousand) in the six months ended June 30, 2020 and JPY2,110,561 thousand (US$19,006 thousand) in the six months ended June 30, 2021.

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The revenue from our Relaxation Salon Segment consists of revenue from directly-operated salons and revenue from franchising. In the six months ended June 30, 2020, our revenue from directly-operated salons and from franchising was JPY751,267 thousand (US$6,765 thousand) and JPY 593,236 thousand (US$5,342 thousand), respectively. In the six months ended June 30, 2021 our revenue from directly-operated salons and from franchising increased to JPY1,421,413 thousand (US$12,800 thousand) and JPY689,148 thousand (US$6,206 thousand), respectively.

The primary factor for the increase in revenues from Relaxation Salon Segment between the six-month period in 2020 and 2021 was the increase in the number of customers per salon due to the recovery from the COVID-19 pandemic, and an increase in number of salons from 289 as of June 30, 2020 to 313 as of June 30, 2021. As a result, in the six months ended June 30, 2020, our salons had customer visits of 373,273, while in the same period of 2020, the figure was 263,351 excluding visitors to our JOYHANDS WELLNESS salons located in spa facilities, SAWAN salons, and other newly developed salons for which data is not available.

The revenue from our Preventative Healthcare Segment increased by 43.7% from JPY11,774 thousand (US$106 thousand) in the six months ended June 30, 2020 to JPY16,918 thousand (US$152 thousand) in the same period in 2021, as a result of a rapid increase in the number of participants in the Health Guidance Program during the recovery from COVID-19 pandemic.

Cost of Revenues

For the six months ended June 30, 2020 and 2021, the cost of revenues was JPY 1,269,220 thousand (US$11,429 thousand) and JPY1,768,907 thousand (US$15,929 thousand), respectively. The primary factors for the increase in the cost of revenues were (i) reopening of salons which had been closed due to government-requested or voluntary close of shopping malls as a preventative measure of COVID-19 pandemic in 2020 (for more details, please refer to ITEM 5 Cost of Revenues in our annual report for the period ended December31, 2020), and (ii) salon acquisitions through the acquisition of SAWAN, and acquisitions of existing franchised salons, or new store openings. The cost to revenue ratio dropped from 93.6% to 83.1% between the six months ended June 30, 2020 to the comparable period in 2021 due to the increases in revenue outpacing the increase in costs due to the fixed nature of costs.

Selling, General, and Administration Expenses

For the six months ended June 30, 2020 and 2021, the selling, general, and administration expenses were JPY521,364 thousand (US$4,695 thousand) and JPY840,760 thousand (US$7,571 thousand), respectively. The percentage of revenue of selling, general, and administration expenses in the six months ended June 30, 2020 and 2021 was 38.4% and 39.5%, respectively. The increase in the six month period in 2021 was primarily due to (i) stock compensation expense of JPY148,940 thousand (US$ 1,341 thousand) arising from the 8th and 9th Series of stock options issued in October 2020, and (ii) increase in professional fees from JPY87,739 thousand (US$790 thousand) during the six months ended June 30, 2020 to JPY213,501 (US$1,923 thousand) during the comparative period in 2021.

Interest Expense

Interest expense slightly increased in the six months ended June 30, 2021compared with that of 2020 due to higher borrowings in the six months ended June 30, 2021.

Gain from Bargain Purchase

Gain from bargain purchases through acquisitions of relaxation salons decreased from JPY1,624 thousand (US$15 thousand) to JPY1,014 thousand (US$9 thousand) from the prior year because we entered into fewer bargain purchase transactions.

Other Income—Net

Other income increased in the first half of 2021 by JPY 6,656 thousand (US$60 thousand) to JPY20,798 thousand (US$187 thousand) from JPY14,142 thousand (US$127 thousand) during the same period in 2020. The increase was primarily due to a foreign exchange gain of JPY15,910 thousand (US$143 thousand) recognized in 2021 while no such a gain was recognized in the same period in 2020, partially offset by lower government subsidies.

9

Income Tax Expense

Income tax expense for the six months ended June 30, 2021 was JPY55,219 thousand (US$497 thousand), an increase of JPY 36,189 thousand (US$326 thousand), from JPY19,030 thousand (US$171 thousand). This was mainly due to deferred tax expense of JPY42,279 thousand (US$381 thousand) recorded for 2021 whereas JPY11,046 thousand (US$100 thousand) incurred for 2020. The fluctuation in deferred tax expense was driven primarily by decrease in deferred tax assets related to contract liabilities.

Net Income and Adjusted EBITDA

Our consolidated net loss in the six months ended June 30, 2021 was JPY521,770 thousand (US$4,699 thousand), or (24.5)% of consolidated revenue, while our consolidated net loss for the comparable period in 2020 was JPY442,971 thousand (US$3,989 thousand), or (32.7)% of consolidated revenue, as a result of the key factors described above. Our Adjusted EBITDA improved from a loss of JPY(374,224 thousand) (US$3,370 thousand) in the six months ended June 30, 2020 to a loss of JPY(291,601 thousand) (US$2,626 thousand) for the comparable period in 2021, resulting in an Adjusted EBITDA margins of (13.7)%, and (27.6)% for the six months ended June 30, 2021 and 2020, respectively. The key factor behind this, other than changes in revenues, cost of revenues, was the cost recognition of JPY148,940 thousand (US$1,341 thousand) of stock compensation expense of the 8th and 9th series of stock option plans granted in October 2020.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements. We generally funded our operations with cash flow from operations, and, when needed, with borrowings from Japanese financial institutions. Our principal uses for liquidity have been to fund development of new salons, acquisitions of salons or relaxation businesses from franchisees or third parties, development of new software for new business and/or internal use, our daily operations, working capital and debt service..

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	Six Month ended June 30,
	2021($)	2021(¥)	2020(¥)
Net loss attributable to shareholders	$(4,699)	¥(521,770)	¥(442,971)
Net cash used in operating activities	(3,136)	(348,266)	(374,861)
Net cash used in investing activities	(3,694)	(410,250)	(57,255)
Net cash provided by (used in) financing activities	(2,938)	(326,267)	143,555
Net decrease of cash and cash equivalents during the period	(9,768)	(1,084,783)	(288,561)
Cash and cash equivalents at beginning of period	$12,965	¥1,439,733	¥513,621
Cash and cash equivalents at end of period	$3,197	¥354,950	¥225,060

Operating Activities

Net cash flows used in operating activities improved from a usage of JPY374,861 thousand (US$3,376 thousand) in the six months ended June 30, 2020 to JPY348,266 thousand (US$3,136 thousand) in the six months ended June 30, 2021, primarily due to a decrease in net loss attributable to shareholders adjusted for stock-based compensation, deferred income tax expense, and depreciation and mortization, decrease in contract liabilities, decrease in advances received, decrease in deposits received, while offset by decrease in accounts receivable -trade, decrease in accounts receivable -other, and increase in accrued expenses.

Investing Activities

Net cash flows used in investing activities increased from JPY57,255 thousand (US$ 516 thousand) in the six months ended June 30, 2020 to JPY410,250 thousand (US$3,694 thousand) in the six months ended June 30, 2021, primarily due to acquisitions of businesses, acquisition of investment securities, and acquisitions of property and equipment.

10

Financing Activities

Net cash flows from financing activities decreased from JPY143,555 thousand (US$1,293 thousand) in the six months ended June 30, 2020 to negative JPY326,267 thousand (US$2,938 thousand) in the six months ended June 30, 2021, primarily due to payment of the deferred offering costs of JPY255,887 thousand (US$2,304 thousand), and repayment of long-term borrowings of JPY155,502 thousand (US$1,400 thousand), partially offset by proceeds from exercise of overallotment offering of JPY87,642thousand (US$789 thousand).

Credit Facilities and Corporate Bonds

As of June 30, 2021, we have 21 business loans outstanding from four Japanese financial institutions. The balance on the outstanding loans as of June 30, 2021 was JPY755,159 thousand (US$6,800 thousand), with interest rates ranging from 0.21% to 3.98%, and a weighted average interest rate of 1.05%. The loans mature at various dates through 2035. Our Chief Executive Officer and a director, Kouji Eguchi, is a guarantor with respect to 16 of our 21 outstanding loans.

In addition, we have a fundamental funding and treasury policy of (i) maintaining a balanced ratio of debt to equity, and (ii) aligning our repayment of loans with our cash flow from business. Our primary use of funds from our loans is capital expenditures on newly opened Company-owned salons. Therefore, we have sought debt financing with longer than three-year terms and equal monthly repayment amounts of principal and interest in order to align our debt repayment schedule with our cash flow from our salon business operations. In order to avoid interest rate risk during the terms of the loans, we usually borrow money with fixed interest rates, and do not enter into hedging arrangements. Since our primary business operations are in Japan, our borrowings have been made to date only in Japanese yen with Japanese financial institutions.

Critical Accounting Estimates

There have been no changes to our critical accounting policies and estimates as described in our Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the SEC on May 17, 2021.

Recent Developments

On October 31, 2021, Ms. Miki Aoki, resigned as a member of our board of directors to assume a role as director of our subsidiary, Bell Epoc Wellness Inc. Ms. Aoki indicated that her resignation is not due to any disagreement with the Company on any matter relating to its operations, policies or practices. The Company has no immediate plans to replace Ms. Aoki for the time being, however, it will consider nominating a new director(s) for the next annual shareholders meeting.

RISK FACTORS

There have been no changes to our risk factors as described in our Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the SEC on May 17, 2021.

11

FINANCIAL STATEMENTS

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF MEDIROM HEALTHCARE TECHNOLOGIES INC.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020

(Yen in thousands, except share data)

	June 30,	December 31,
	2021	2020
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥354,950	¥1,439,733
Accounts receivable-trade, net of allowances of ¥5,484 and ¥4,426, respectively	89,416	148,540
Accounts receivable-other	305,851	411,278
Inventories	10,904	7,956
Prepaid expenses and other current assets	111,057	79,717
Total current assets	872,178	2,087,224
Property and equipment, net	330,692	235,930
Goodwill	535,246	150,720
Other intangible assets, net	91,036	97,615
Investments	53,020	500
Long-term accounts receivable-other, net of allowances of ¥125,939 and ¥131,759, respectively	115,247	116,942
Right-of-use asset - operating lease, net	1,709,722	1,578,828
Lease and guarantee deposits	784,796	710,636
Deferred tax assets, net	613,311	655,591
Other assets	94,768	79,480
Total assets	¥5,200,016	¥5,713,466
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	¥62,244	¥67,016
Accrued expenses	814,390	889,112
Current portion of long-term borrowings	181,884	242,281
Accrued income taxes	13,211	43,198
Contract liability (current)	92,988	172,063
Advances received	438,482	461,665
Short-term lease liability	702,685	658,320
Other current liabilities	141,550	118,933
Total current liabilities	2,447,434	2,652,588
Long-term borrowings - net of current portion	573,275	668,380
Deposit received	340,525	375,463
Long-term contract liability - net of current portion	297,523	333,978
Long-term lease liability - net of current portion	1,059,530	992,892
Asset retirement obligation	256,967	191,192
Other liabilities	18,693	7,716
Total liabilities	4,993,947	5,222,209
COMMITMENTS AND CONTINGENCIES (NOTE 12)
SHAREHOLDERS’ EQUITY:
Common stock, no par value; 19,899,999 shares authorized; 4,975,000 shares issued and 4,882,500 shares outstanding at June 30, 2021; 9,999,999 shares authorized; 4,915,000 shares issued and 4,822,500 shares outstanding at December 31, 2020	1,223,134	1,179,313
Class A common stock, no par value; 1 share authorized; 1 share issued and 1 share outstanding at June 30, 2021 and December 31, 2020	100	100
Treasury stock, at cost- 92,500 common shares at June 30, 2021 and December 31, 2020	(3,000)	(3,000)
Additional paid-in capital	1,210,907	1,018,146
Accumulated deficit	(2,225,072)	(1,703,302)
Total shareholders' equity	206,069	491,257
Total liabilities and shareholders' equity	¥5,200,016	¥5,713,466

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Yen in thousands, except share and per share data)

	Six months ended June 30,
	2021	2020
Revenues:
Revenue from directly-operated salons	¥1,421,413	¥751,267
Franchise revenue	689,148	593,236
Other revenues	16,918	11,774
Total revenues	2,127,479	1,356,277
Cost of revenues and operating expenses:
Cost of revenue from directly-operated salons	1,415,685	866,297
Cost of franchise revenue	335,458	394,906
Cost of other revenues	17,764	8,017
Selling, general and administrative expenses	840,760	521,364
Total cost of revenues and operating expenses	2,609,667	1,790,584
Operating loss	(482,188)	(434,307)
Other income:
Dividend income	2	2
Interest income	506	674
Interest expense	(6,683)	(6,076)
Gain from bargain purchases	1,014	1,624
Government subsidies	1,065	12,230
Other, net	19,733	1,912
Total other income	15,637	10,366
Loss before income tax expense	(466,551)	(423,941)

Income tax expense	55,219	19,030

Net loss	¥(521,770)	¥(442,971)

Net loss per share
Basic	¥(107.09)	¥(110.12)
Diluted	¥(107.09)	¥(110.12)

Weighted average shares outstanding
Basic	4,872,224	4,022,501
Diluted	4,872,224	4,022,501

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Yen in thousands, except share data)

	Common stock		Class A common stock		Treasury stock		Additional	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	deficit	Total
Balance, December 31, 2020	4,915,000	¥1,179,313	1	¥100	92,500	¥(3,000)	¥1,018,146	¥(1,703,302)	¥491,257
Issuance of common stock for exercise of over-allotment, net of issuance costs	60,000	43,821	—	—	—	—	43,821	—	87,642
Net loss	—	—	—	—	—	—	—	(521,770)	(521,770)
Stock-based compensation	—	—	—	—	—	—	148,940	—	148,940
Balance, June 30, 2021	4,975,000	¥1,223,134	1	¥100	92,500	¥(3,000)	¥1,210,907	¥(2,225,072)	¥206,069

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Yen in thousands)

	Six months ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss	¥(521,770)	¥(442,971)
Adjustments to reconcile net loss to net cash used in by operating activities:
Depreciation and amortization	39,631	33,105
Losses on sales of directly-operated salons to franchisees	49	65
Allowance for doubtful accounts	(4,860)	(5,295)
Stock-based compensation	148,940	—
Losses on disposal of property and equipment, net and other intangible assets, net	1,967	26,913
Gain from bargain purchases	(1,014)	(1,624)
Deferred income tax expense	42,280	11,046
Other non-cash gains – net	847	121
Changes in operating assets and liabilities:
Accounts receivable-trade, net	72,839	192,093
Accounts receivable-other	108,981	89,518
Inventories	(50)	(369)
Prepaid expenses and other current assets	(35,395)	(37,422)
Lease and guarantee deposits	(16,902)	84,323
Accounts payable	(8,303)	(52,394)
Accrued expenses	106,131	(62,280)
Accrued income taxes	(30,267)	3,105
Contract liability	(115,531)	—
Advances received	(96,535)	(124,828)
Other current liabilities	597	(23,476)
Deposit received	(34,938)	(66,195)
Other assets and other liabilities – net	(4,963)	1,704
Net cash used in operating activities	(348,266)	(374,861)
Cash flows from investing activities:
Purchases of time deposits	(13,201)	(13,500)
Proceeds from maturities of time deposits	—	10,000
Proceeds from sale of affiliated company securities	—	50,000
Acquisition of investment securities	(52,520)	—
Acquisition of property and equipment	(41,370)	(70,803)
Proceeds from sale of property and equipment	—	3,227
Cost additions to internal use software	(7,631)	(9,492)
Acquisition of businesses – net of cash acquired	(300,843)	(42,393)
Proceeds from due from shareholder	—	7,966
Payment received on short-term loans receivable	225	225
Payment received on long-term accounts receivable-other, net	5,090	7,515
Net cash used in investing activities	¥(410,250)	¥(57,255)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)—CONTINUED

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Yen in thousands)

	Six months ended June 30,
	2021	2020
Cash flows from financing activities:
Proceeds from issuance of common stock for exercise of over-allotment, net of issuance costs	¥87,642	¥—
Proceeds from long-term borrowings	—	330,000
Repayment of long-term borrowings	(155,502)	(114,657)
Payment of installment payables related to business acquisitions	(2,520)	(30,199)
Payment of deferred offering costs	(255,887)	(41,589)
Net cash (used in) provided by financing activities	(326,267)	143,555

Net decrease in cash and cash equivalents	(1,084,783)	(288,561)
Cash and cash equivalents at beginning of period	1,439,733	513,621
Cash and cash equivalents at end of period	¥354,950	¥225,060

Supplemental disclosure of cash flow information:

Cash paid during the period for:
Interest	¥6,733	¥4,896
Income taxes	43,199	4,953

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for lease liabilities	490,342	189,240
Purchases of property and equipment included in accrued expenses	2,670	9,548
Purchases of intangible assets included in accrued expenses	2,325	—
Payables related to acquisition of businesses included in accrued expenses	—	60,902
Deferred offering costs included in accrued expenses	—	26,476

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

1. Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

MEDIROM Healthcare Technologies Inc. (the "Company") and its five subsidiaries (collectively, the "Group") are one of the leading holistic health services providers in Japan. The Group is a franchiser and operator of healthcare salons across Japan and is a preferred platform partner for large consumer brands, healthcare service providers, and government entities to affect positive health outcomes. The Group primarily engages in two lines of business: Relaxation Salon Segment (retail) and Digital Preventative Healthcare Segment (healthtech). Refer to description below and Note 6 for segment information.

Relaxation Salon Segment (See Note 6 for segment information)

The Relaxation Salon Segment is the core of our business, whereby we own, develop, operate, or franchise and support relaxation salons. Our salon locations cover major cities throughout Japan, with strong market presence in the Tokyo metropolitan area. The Segment includes several Relaxation Salon brands including Re.Ra.Ku®, and as of June 30, 2021 and December 31, 2020, it has a total of 313 and 290 salons, respectively. The following table presents total number of salons by operation type:

	Number of
	Relaxation Salons
	As of June 30,	As of December 31,
	2021	2020
Directly-operated	188	150
Franchised	125	140
Total	313	290

See Note 2, “Business Combination” for the number of salons acquired during the period. The results of operations of directly-operated salons converted to franchised salons in sale transactions with franchisees were not material either individually or in the aggregate to the unaudited condensed consolidated financial statements.

Digital Preventative Healthcare Segment (See Note 6 for segment information)

The Digital Preventative Healthcare Segment mainly consists of the following operations: government-sponsored Specific Health Guidance program, utilizing our internally-developed on-demand health monitoring smartphone application, LAV®; our MOTHER Tracker® under development for fitness applications.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which the Group is incorporated and principally operates. The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial statements. Accordingly, they do not include all disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information.

The results of operations for interim period are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2021 or for any other future annual or interim period. The accompanying unaudited condensed consolidated financial information should be read in conjunction with the Company’s annual financial statements and notes included in our Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the SEC on May 17, 2021.

Recent Developments and Liquidity

In the six months ended June 30, 2021, the Company experienced negative cash flows from operations and also used a significant amount of cash for acquisitions and investments. In addition, it has had losses from operations since 2020, and has had a working capital deficit and an accumulated deficit since inception. Management evaluates the Company’s ability to continue as a going concern for one year after the date of the unaudited condensed consolidated financial statements are available for issuance.

During the first half of 2021, the Japanese government issued multiple Declarations of Emergency for COVID-19, which impacted Tokyo and other prefectures where our salons are located. This affected the operation of our salons located in shopping malls and spa facilities. Under Declarations of Emergency, up to 28 salons had shortened operation and 36 salons temporarily closed their operation. As a result, our sales and profitability have not fully recovered. We are managing our operations by relocating therapists from closed or shortened salons to those lacking enough therapists, or issuing furlough to those who cannot be relocated to other open salons and applying for governmental subsidies. As of this report, all Declarations of Emergency had been lifted nationwide. However, the duration and extent of COVID-19’s impact is not reasonably possible to estimate due to the uncertainty about the spread of the virus. This could lead to lower sales, further relaxation salon closures, delays in development of our business, which could continue to materially affect our financial condition and results of operations.

The Company expects that its cash and cash equivalents will be sufficient to fund its operating expenses, capital expenditure requirements and debt service obligations through early 2022 and that the Company would require additional capital in the future.  Management believes it will be able to raise capital in the short-term through the sales of directly-owned salons. We may also consider obtaining additional financing through the issuance of our common stock or through other equity or debt financings, and we may also look into refinancing our existing debt obligations. The Company, however, is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful. In addition, management is actively pursuing restoring profitability of our relaxation salon business.

Consolidation and Variable Interest Entities

The condensed consolidated financial statements include the accounts of the Company and the following wholly owned subsidiaries: JOYHANDS WELLNESS Inc., Bell Epoc Wellness Inc., Decollte Wellness Corporation., Medirom Human Resources Inc., and SAWAN CO. LTD. All intercompany transactions have been eliminated in consolidation. The Company evaluates its investments and other significant relationships to determine whether any investee is a variable interest entity (“VIE”). If the Company concludes that an investee is a VIE, the Company evaluates its power to direct the activities of the investee, its obligation to absorb the expected losses of the investee and its right to receive the expected residual returns of the investee to determine whether the Company is the primary beneficiary of the investee. If the Company is the primary beneficiary of a VIE, the Company consolidates such entity and reflects the non-controlling interest of other beneficiaries of that entity. There is no VIE where the Company is the primary beneficiary as of June 30, 2021 and December 31, 2020.

Recently Adopted Accounting Pronouncements

Income Taxes

In December 2019, the Financial Accounting Standards Board (“FASB”) issued ASU 2019-12 Income Taxes – Simplifying the Accounting for Income Taxes (Topic 740), which simplifies various aspects of the income tax accounting guidance and will be applied using different approaches depending on what the specific amendment relates to and, for public entities, are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company has adopted this standard effective January 1, 2021. The adoption of this standard did not have a material effect on the Company’s condensed consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires measurement and recognition of expected credit losses for financial assets measured at amortized cost, including accounts receivable, upon initial recognition of that financial asset using a forward-looking expected loss model, rather than an incurred loss model. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). The standard defers the effective dates of ASU 2016-13 for SEC filers that are eligible to be smaller reporting companies, non-SEC filers and all other companies. As a result, Topic 326 is effective for interim and annual reporting periods beginning in 2023. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

Investments

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topics 321, 323 and 815. The new standard addresses accounting for the transition into and out of the equity method and measurement of certain purchased options and forward contracts to acquire investments. The standard is effective for the Company for fiscal years and interim periods beginning after December 15, 2021, with early adoption permitted. Adoption of the standard requires changes to be made prospectively. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

Reference Rate Reform

On January 7, 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which refines the scope of Accounting Standards Codification Topic (“ASC”) 848, Reference Rate Reform, and clarifies some of its guidance as part of the FASB’s ongoing monitoring of global reference rate reform activities. The ASU permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, computing variation margin settlements, and calculating price alignment interest in connection with reference rate reform activities under way in global financial markets. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

2. Business Combination

Acquisition of SAWAN’s share

On May 6, 2021, the Company acquired control of SAWAN CO. LTD. (“SAWAN”) by purchasing all outstanding shares for cash consideration of ¥140,697 thousand. As a result, “Ruam Ruam”, which is a luxury relaxation salon brand held by SAWAN, has become part of the Company’s directly-operated salons. The acquisition was accounted for by the acquisition method. Acquisition related costs of ¥12,000 thousand were recognized as expenses when incurred, which is included in “selling, general and administrative expenses” in the condensed consolidated statements of loss.

The allocation of the purchase price was based on preliminary estimates of the fair value of assets acquired and liabilities assumed as of the acquisition date. The fair value of the identified intangible assets is still open as of June 30, 2021, as the Company is continuing to obtain information and coordinate with the third-party specialist to complete its valuation of identified intangible assets.

The estimated fair values of the assets acquired and liabilities assumed at the acquisition date were as follows:

Thousands of Yen
Fair value of
assets/liabilities
Cash and cash equivalents	¥7,824
Accounts receivable, net	18,228
Inventories	2,898
Prepaid expenses and other current assets	14,989
Property and equipment - net	50,673
Goodwill	218,138
Right-of-use asset-operating lease, net	153,269
Other long-term assets	57,323
Total assets acquired	523,342
Accounts payable	(3,531)
Accrued expenses	(97,279)
Advances received	(73,353)
Other current liabilities	(21,995)
Lease liability	(151,197)
Asset retirement obligation	(25,060)
Other liabilities	(10,230)
Total liabilities assumed	(382,645)
Net assets assumed	140,697
Fair value of the consideration transferred	¥140,697

The goodwill recorded primarily relates to the sales growth potential of the relaxation salons held by SAWAN. Almost all of the goodwill is expected to be nondeductible for income tax purposes.

The amount of revenue and earnings from the acquisition included in the Company’s results of operations for the six months ended June 30, 2021 was ¥73,706 thousand and ¥4,483 thousand, respectively.

Acquisition of relaxation salons

For the six months ended June 30, 2021, the Company acquired 18 relaxation salons from a third-party company and franchise owners for total consideration of ¥167,970 thousand. The acquisitions with purchase agreements were accounted for by the acquisition method. Acquisition related costs were recognized as expenses when incurred, which were immaterial in amount. The results of operations, and assets and liabilities, of these relaxation salons were included in the condensed consolidated financial statements from the date of acquisition.

The purchase price was preliminarily allocated to property and equipment of ¥38,479 thousand, asset retirement obligations of ¥35,883 thousand and goodwill of ¥166,388 thousand. The allocation of the purchase price was based on preliminary estimates of the fair value of assets acquired and liabilities assumed as of the acquisition date. The fair value of the identified intangible assets is still open as of June 30, 2021, as the Company is continuing to obtain information and coordinate with the third-party specialist to complete the valuation of identified intangible assets.

The goodwill recorded primarily relates to the sales growth potential of the relaxation salons acquired and is expected to be deductible for income tax purposes.

For some relaxation salons acquired, the Company recognized the excess of the fair value of the net assets assumed over the fair value of the consideration transferred as a gain from bargain purchases of ¥1,014 thousand for the six months ended June 30, 2021, which is separately presented in the condensed consolidated statements of loss. In the case of the bargain purchase gain, the seller of franchisee wanted to cease their franchise business and reached out to the Company to sell the franchise. Most of the time, the franchisee wants to sell because the studio is not generating profit or for other financial reasons.

The amount of revenue and (loss) earnings from the acquired relaxation salons included in the Company’s results of operations for the six months ended June 30, 2021 was ¥80,215 thousand and ¥(10,354) thousand, respectively .

3. Goodwill

The following table shows changes in carrying amount of goodwill for the six months ended June 30, 2021:

Thousands of Yen
Balance at December 31, 2020	¥150,720

Acquisition of SAWAN's shares	218,138
Acquisitions of relaxation salons	166,388

Balance at June 30, 2021	¥535,246

The Company concluded that there were no triggering events requiring an impairment assessment. The Company continues to evaluate the impact of macroeconomic conditions including, but not limited to, the impact of the COVID-19 pandemic.

4. Long-term Borrowings

The Company has long-term loans with Japanese financial institutions. Some long-term loans are secured. As of June 30, 2021, time deposits with an aggregating book value of ¥72,525 thousand are pledged as collateral (the amounts of ¥20,025 thousand and ¥52,500 are included in “prepaid expenses and other current assets” and “other assets”, respectively, in the condensed consolidated balance sheets). Some long-term loans are guaranteed by Credit Guarantee Association, a Japanese governmental affiliate agency which supplements private companies with credit. The long-term loan accrue interest using fixed interest rates of 0.21% – 3.98% per annum as of June 30, 2021. Debt issuance costs related to these borrowings are immaterial.

Long-term borrowings as of June 30, 2021 and December 31, 2020 are as follow:

	Thousands of Yen
	As of June 30, 2021	As of December 31, 2020
Bank loans (Due through 2035 with weighted average interest rates of 1.05% as of June 30, 2021, due through 2035 with weighted average interest rates of 1.33% as of December 31 2020)	¥755,159	¥910,661
Current portion of long-term borrowings	(181,884)	(242,281)
Total long-term borrowings	¥573,275	¥668,380

The following is a summary of maturities of long-term borrowings subsequent to June 30, 2021:

Thousands of Yen
Year ending December 31:
2021 (remainder)	¥86,779
2022	123,460
2023	62,628
2024	60,252
2025	59,370
2026 and thereafter	362,670
Total	¥755,159

Long-term borrowings are primarily made under general agreements, which are to provide security and guarantees for present and future indebtedness or to secure a guarantor upon request of the bank, and that the banks shall have the right to offset cash deposits against any debts and obligations that have become due or, in the case of default, against all obligations to the banks. The Company’s CEO is a guarantor with respect to some of these borrowings. None of the loan agreements contain any financial covenants.

5. Leases

The Group mainly leases commercial space for its relaxation salon from external third parties, which are either operated by the Company or a franchisee and also enters into contracts with franchisees subleasing partial spaces of leased properties under the terms and conditions that are substantially the same as the head lease contracts. As of June 30, 2021 and 2020, the Group had 230 and 220 leased salons, respectively, of which 120 and 141 salons, respectively were subleased.

Operating Leases

Lessee

There are no lease transactions classified as finance leases for the six months ended June 30, 2021 and 2020.

The table below summarizes the components of operating lease costs related to operating leases:

	Thousands of Yen
	Six Months Ended June 30,
	2021	2020
Fixed lease cost (a)	¥386,992	¥372,769
Variable lease cost (b)	13,789	7,476
Short-term cost	18,170	4,458
Total	¥418,951	¥384,703

(a)	This includes the amount of ¥217,083 thousand and ¥260,194 thousand recoverable from sublessees for the six months ended June 30, 2021 and 2020, respectively.
(b)	This includes the amount of ¥7,961 thousand and ¥5,674 thousand recoverable from sublessees for the six months ended June 30, 2021 and 2020, respectively.

There are no sale-and leaseback transactions conducted in the six months ended June 30, 2021 and 2020.

Supplementary information on cash flow and other information for leasing activities for the six months ended June 30, 2021 and 2020 are as follows:

	Thousands of Yen
	Six Months Ended June 30,
	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	¥391,650	¥99,758
Right-of-use assets obtained in exchange for lease liabilities	490,342	189,240
Weighted average remaining lease term (in years)	2.9	3.1
Weighted average discount rate	1.45%	1.45%

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to June 30, 2021 are as follows:

Thousands of Yen
Year ending December 31:
2021 (remainder)	¥430,043
2022	620,210
2023	363,730
2024	183,145
2025	110,723
2026 and thereafter	132,480
Total	1,840,331
Less: Interest component	(78,116)
Present value of minimum lease payments	¥1,762,215

The amount of ¥702,685 thousand and ¥1,059,530 thousand of the discounted present value of minimum lease payment are included in "Short-term lease liability" and "Long-term lease liability — net of current portion", respectively, in the condensed consolidated balance sheets.

Subleases

The Group leases space from commercial facility landlords which in turn it subleases to certain franchisees of its relaxation salons. Sublease revenues are as follows for the six months ended June 30, 2021 and 2020, and included in franchise revenues:

	Thousands of Yen
	Six Months Ended June 30,
	2021	2020
Fixed sublease income	¥217,083	¥260,194
Variable sublease income	7,961	5,674
Total	¥225,044	¥265,868

Expected future minimum lease collections to be received under non-cancellable subleases subsequent to June 30, 2021 are as follows:

Thousands of Yen
Year ending December 31:
2021 (remainder)	¥178,798
2022	313,207
2023	198,400
2024	82,997
2025	43,103
2026 and thereafter	28,198
Total	¥844,703

There are no lease transactions classified as sale-type leases and direct financing leases for the six months ended June 30, 2021 and 2020.

6. Segment Information

The Company operates its business in two segments: Relaxation Salon and Digital Preventative Healthcare, which are based on the organizational structure and information reviewed by the Company’s Chief Operating Decision Maker, who is the President, to evaluate its operating results and allocation of resources.

Information about operating results for each segment for the six months ended June 30, 2021 and 2020 is as follows:

	Thousands of Yen
		Digital	Corporate
	Relaxation	Preventative	and
	Salon	Healthcare	elimination	Consolidated
Six months ended June 30, 2021 (ASC 606)
Revenues	¥2,110,561	¥16,918	¥—	¥2,127,479
Operating income (loss)	93,852	(65,004)	(511,036)	(482,188)
Depreciation and amortization	25,345	4,201	10,085	39,631

Six months ended June 30, 2020 (ASC 605)
Revenues	¥1,344,503	¥11,774	¥—	¥1,356,277
Operating loss	(166,200)	(21,016)	(247,091)	(434,307)
Depreciation and amortization	14,453	3,771	14,881	33,105

Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate general and administrative expenses and back office expenses.

Substantially all revenues are from customers in Japan. Geographic information is omitted due to immateriality of revenue and operating income attributable to other international locations for the six months ended June 30, 2021 and 2020.

7. Income Taxes

Our effective income tax rate for the six months ended June 30, 2021 and 2020 was (11.8)% and (4.5)%, respectively. The Company evaluates its effective income tax rate at each interim period and adjust it as facts and circumstances warrant. The difference between income taxes computed at the Japanese statutory rate and reported income taxes for the six months ended June 30, 2021 and 2020 was primarily related to the impact of the valuation allowance and inhabitant tax-per capita.

At June 30, 2021 and December 31, 2020, current unrecognized tax benefit is not material in amount. Even in the next twelve months after the end of June 2021, it is unlikely that the total amount would change dramatically.

8. Revenue Recognition

For the six months ended June 30, 2020, the Company recognized revenue under Financial Accounting Standards Board (“FASB”) Topic 605 (“ASC 605”)—“Revenue Recognition” as Topic 606—“Revenue from Contracts with Customers” (“ASC 606”) was not required to be implemented for interim periods in 2020.

Disaggregation of revenue

For the six months ended June 30, 2021, revenues are disaggregated by revenue stream and reconciled to reportable segment revenues as follows.

	Thousands of Yen
Revenue Stream*	Relaxation Salon	Digital Preventative Healthcare	Consolidated
Six months ended June 30, 2021
Revenue from directly-operated salons	¥1,421,413	¥—	¥1,421,413
Franchise fees	125,513	—	125,513
Royalty income	99,534	—	99,534
Staffing service revenue	126,734	—	126,734
Sublease revenue	225,044	—	225,044
Other franchise revenues	112,323	—	112,323
Other revenues	—	16,918	16,918
Total revenues	¥2,110,561	¥16,918	¥2,127,479

*	All revenue streams are recognized over time, with the exception of hiring support within “Other franchise revenues,” which are recognized at a point in time. Revenue related to hiring support was not material in the periods presented.

Contract balance

Information about receivables and contract liabilities from contracts with customers is as follows:

	Thousands of Yen
	As of	As of
	June 30,	December 31,
	2021	2020	Balance sheet classification
Receivables	¥89,416	¥148,540	Accounts receivable-trade, net

Contract liabilities:
Current	92,988	172,063	Contract liability (current)
Long-term	297,523	333,978	Long-term contract liability – net of current portion
Total	¥390,511	¥506,041

Receivables relate primarily to payments due for royalty income, staffing service revenue and sublease revenue. With respect to the payment term, payment for these revenues are generally collected monthly. As such, no significant finance component has been identified. The receivables balance is presented net of an allowance for expected losses (i.e., doubtful accounts), and are primarily related to receivables from the Company’s franchisees. Contract liabilities primarily represents the Company’s remaining performance obligations under its franchise agreement at the end of the period, for which consideration has been received and revenue had not been recognized, and is generally recognized as revenues ratably over the remaining expected customer life. As of June 30, 2021, contract assets under contracts with customers were immaterial in amount.

Changes in the Company’s contract liabilities for the six months ended June 30, 2021 are as follows:

Thousands of Yen
Contract liabilities
Balance at December 31, 2020	¥506,041
Revenues recognized during 2021 which were included in the contract liabilities balance at December 31, 2020	(131,269)
Remaining amounts at June 30, 2021 which were newly recognized as contract liabilities during 2021	15,739
Balance at June 30, 2021	¥390,511

For the six months ended June 30, 2021, there were no revenues recognized under performance obligations which were satisfied for past fiscal years by change of transaction price, etc. Changes in receivables and contract liabilities are primarily due to the timing of revenue recognition, billings and cash collections.

Transaction price allocated to remaining performance obligations

Estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied as of June 30, 2021 is as follows:

Thousands of Yen
Year ending December 31:
2021 (remainder)	¥45,307
2022	92,083
2023	90,272
2024	81,855
2025	53,551
2026 and thereafter	27,443
Total	¥390,511

9. Loss Per Share

Loss per common share is allocated based on each right of common stock and Class A common stock, on the assumption that loss from current year has been distributed. Common stock and Class A common stock have equal rights with respect to surplus dividend and residual assets distribution as net loss attributable to shareholders of the Company is allocated proportionally.

Reconciliations of net loss and weighted average number of common shares outstanding used for the computation of basic loss per common share for the six months ended June 30, 2021 and 2020 are as follows:

	Six Months Ended June 30,
	2021		2020
	Common	Class A	Common	Class A

	(Thousands of Yen)		(Thousands of Yen)
Loss (Numerator)
Net loss attributable to shareholders of the Company	¥(521,770)	—	¥(442,971)	—

Shares (Denominator)	(Number of shares)		(Number of shares)
Weighted average common shares outstanding	4,872,224	1	4,022,500	1
Effect of dilutive instruments:
Stock options	—	—	—	—
Weighted average common shares for diluted computation	4,872,224	1	4,022,500	1

Loss per common share attributable to shareholders of the Company	(Yen)		(Yen)
Basic	¥(107.09)	¥(107.09)	¥(110.12)	¥(110.12)
Diluted	¥(107.09)	¥(107.09)	¥(110.12)	¥(110.12)

For periods in which the Company reports net loss, diluted net loss per common share attributable to common shareholders is the same as basic net loss per common share attributable to common shareholders. Options to purchase 608,500 shares and 234,000 shares have been excluded from the diluted net loss per common share attributable to common shareholders calculation for the six months ended June 30, 2021 and 2020, respectively, because the effect of inclusion would have been anti-dilutive.

10. Fair Value of Financial Instruments

Fair value of financial instruments

The estimated fair values of the Company’s financial instruments at June 30, 2021 and December 31, 2020 are set forth below:

The following summary excludes cash and cash equivalents, accounts receivable-trade, accounts receivable-other, long-term accounts receivable-other, lease and guarantee deposits, current portion of long-term borrowings, accounts payable-trade, accrued expenses, deposit received and operating lease liability for which fair values approximate their carrying amounts. The summary also excludes investments.

	Thousands of Yen
	As of June 30, 2021		As of December 31, 2020
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term borrowings - net of current portion	¥(573,275)	¥(554,257)	¥(668,380)	¥(644,499)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term borrowings

The Company’s long-term borrowings instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar borrowings instruments of comparable maturity. The classification of levels is fully described in Note 11.

Assumptions used in fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information available and details of the financial instruments. These estimates are practically conducted by the Company which involve uncertainties and matters of significant judgment, therefore, these cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

11. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1

Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

There were no assets or liabilities to be measured at fair value on "recurring" basis for the six months ended June 30, 2021 and 2020.

Impairment of long-lived assets

Significant judgments and unobservable inputs categorized as Level 3 in the fair value hierarchy are inherent in the impairment tests performed and include assumptions about the amount and timing of expected future cash flows, growth rates, and the determination of appropriate discount rates. The Company believes that the assumptions used in its annual and any interim date impairment tests are reasonable, but variations in any of the assumptions may result in different calculations of fair values and impairment charges.

The Company’s primary business is the operations of Relaxation Salons. It regularly conducts reviews of past performances and future profitability forecast for individual Salons. Based on the evaluation, if the Company determines that the Salon assets are impaired and not fully recoverable, it reduces the carrying amounts of the Salon’s long-lived assets to the estimated fair value. Fair value is determined based on income approach using Level 3 inputs under ASC 820 Fair Value Measurement. The income approach is calculated using projected future (debt-free) cash flows that are discounted to present value. The future cash flows are based on the estimates made by management concerning forecast of sales, operating expenses and operating profit and loss, etc. with due consideration of industry trend and market circumstances, business risks and other factors, adjusted by market participants assumptions, if different from the Company’s assumptions. These cash flows are then discounted at the reporting unit’s calculated weighted average cost of capital ("WACC") of 11.3% - 14.0%. The discount rate (WACC) takes into consideration the characteristics of relevant peer companies, market observable data, and company-specific risk factors. Because of changing market conditions (i.e., rising interest rates and/or less marketplace demand), it is reasonably possible that the estimate of expected future cash flows may change resulting in the need to adjust our determination of fair value in the future.

For the six months ended June 30, 2021, as a result of the continued impact of the COVID-19 pandemic, the Company evaluated whether the carrying values of the long-lived assets in certain relaxation salons were recoverable as of June 30, 2021. Based on the business recovery to-date, the Company did not identify any triggering event during the period. No impairments of long-lived assets were recorded for the six months ended June 30, 2021.

12. Commitments and Contingencies

Operating leases

The Group mainly in addition to its headquarters facility, leases salon spaces from external third parties, which are either directly-operated salons or franchised salons. Refer to Note 5 "Leases" for details on the components of operating lease costs and future minimum lease payments under non-cancellable leases.

Borrowings

The Company has long-term borrowings that are primarily made under general agreements. Refer to Note 4 "Long-term Borrowing" for future debt payments.

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. The Company has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. The Company reviews these provisions at least on a yearly basis and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, the Company believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of the Company’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on the Company’s condensed consolidated financial position, results of operations, or cash flows.

13. Related Party Transactions

Transactions with the Company’s director

Akira Nojima, the Company’s independent director, is the sole owner of Kabushiki Kaisha No Track.

As of June 30, 2021 and December 31, 2020, the outstanding accrued expenses to Kabushiki Kaisha No Track are ¥55 thousand and ¥110 thousand (included in accrued expenses). For the six months ended June 30, 2021 and 2020, the Company paid consulting fees of ¥300 thousand and ¥300 thousand (included in selling, general and administrative expenses) to Kabushiki Kaisha No Track, respectively.

Tomoya Ogawa, the Company’s independent director and the shareholder of the Company (holds 0.58% and 0.59% of common stock as of June 30, 2021 and December 31, 2020, respectively), is the sole owner of Kabushiki Kaisha LTW.

As of December 31, 2020, the outstanding accrued expenses to Kabushiki Kaisha LTW are ¥110 thousand (included in accrued expenses). For the six months ended June 30, 2021 and 2020, the Company paid consulting fees of ¥1,200 thousand and ¥600 thousand (included in selling, general and administrative expenses) to Kabushiki Kaisha LTW, respectively.

Transactions with the Company’s corporate auditor

As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting.

Osamu Sato, the Company’s corporate auditor and the shareholder of the Company (holds 0.36% and 0.36% of common stock as of June 30, 2021 and December 31, 2020 respectively), is the president and representative director of Aoyama Consulting Group Co., Ltd.

As of December 31, 2020, the outstanding accrued expenses to Aoyama Consulting Group Co., Ltd are ¥110 thousand (included in accrued expenses). For the six months ended June 30, 2021 and 2020, the Company paid consulting fees of ¥600 thousand and ¥600 thousand (included in selling, general and administrative expenses) to Aoyama Consulting Group Co., Ltd, respectively.

14. Subsequent Events

Reorganization of the salon operation business

Effective July 1, 2021, Bell Epoc Wellness Inc., a subsidiary of the Company, was merged with Decollte Wellness Corporation, another subsidiary of the Company pursaunt to an absorption-type company split agreement, with Bell Epoc Wellness Inc. being the successor entity. The purpose of this reorganization is to achieve more efficiency in training therapists and operating the relaxation salons, and to integrate the brands. As these subsidiaries were under common control, there was no impact to the consolidated financial statements. Bell Epoc Wellness Inc. changed its name to Wing Inc. effective November 1, 2021.

Acquisition of ZACC’s share

On August 31, 2021, the Company entered into a share transfer agreement with all of the existing shareholders of ZACC Kabusiki kaisha (“ZACC”), a Japanese hair salon operator of ”ZACC” brand, pursuant to which it will acquire 100% of the outstanding shares of ZACC through a two-stage acquisition for total consideration of ¥370,000 thousand. ZACC owns and operates 3 luxury hair salon brands (ZACC vie, ZACC raffine, and ZACC ginza), all of which have been recognized by customers for over 30 years for their high level of techniques and hospitality.

The purchase price will be paid by cash on hand, and an initial payment of ¥69,014 thousand was made on August 31, 2021. The first stage of the acquisition closed on October 1, 2021, when the shareholders of ZACC transferred 60% of the common shares of ZACC to the Company for ¥152,986 thousand. The second stage, at which point the remaining shares of ZACC will be transferred to the Company, is scheduled to close on January 1, 2022 for ¥148,000 thousand.

Conversion of Underlying Shares into ADSs

Our ADSs representing our common shares are listed on The Nasdaq Capital Market under the symbol “MRM”. As of July 31, 2021, more than 40% of our common shares were converted to ADSs which are tradable on DTC (Depository Trust Company) in the United States. Upon IPO and following over-allotment, we had only 17% of common shares converted and traded as ADSs on DTC.